
November 27, 2023

Joseph Alkire
Chief Financial Officer
Kontoor Brands, Inc.
400 N. Elm Street
Greensboro , North Carolina 27401

> **Re: Kontoor Brands, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 1-38854**

Dear Joseph Alkire:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing